SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 26, 2010
BT Group plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F            ☑          Form 40-F            ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes            ☐          No            ☑
Enclosure: Summary financial statement & notice of meeting 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Deputy Secretary
Date: May 26, 2010

BT Group plc
Summary financial statement
& notice of meeting
2010

In this document, references to ‘BT Group’, ‘BT’, ‘group’, ‘Company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries, or any of them as the context may require.

This document is important and requires your immediate attention, so please read it straight away. If you have any doubts about what action you need to take, you should consult your independent financial adviser. If you have sold or transferred all of your shares you should pass this booklet and accompanying documents to the person through whom the sale or transfer was effected, for them to forward to the purchaser or transferee.

2     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010

Financial summary

	2010	2009	[a]
Group results	£m	£m		Change

Revenue
– adjusted[b]	£20,911	£21,431		2%
– reported	£20,859	£21,390		2%

EBITDA[c]
– adjusted[b]	£5,639	£5,238		8%
– reported	£5,162	£3,191		62%

Profit (loss) before taxation
– adjusted[b]	£1,735	£1,454		19%
– reported	£1,007	£(244)		£1,251m

Earnings (loss) per share
– adjusted[b]	17.3p	14.1p		23%
– reported	13.3p	(2.5)p		15.8p

Proposed full year dividend	6.9p	6.5p		6%

Free cash flow[d]	£1,933	£737		£1,196m

Net debt	£9,283	£10,361		£1,078m

Line of business summary
for the year ended 31 March

	Adjusted revenue[b]		Adjusted EBITDA[b,c]
	2010	2009[a]	2010	2009[a]
	£m	£m	£m	£m

BT Global Services	8,513	8,628	457	261
BT Retail	8,297	8,663	1,850	1,664
BT Wholesale	4,450	4,658	1,279	1,277
Openreach	5,164	5,231	1,960	1,996
Other	40	40	93	40
Intra-group	(5,553)	(5,789)	–	–

Group totals	20,911	21,431	5,639	5,238

[a]	Restated. See page 6.

[b]	Items presented as adjusted are stated before specific items, BT Global Services contract and financial review charges in 2009 and net interest on pensions.

See page 6 for further details.

[c]	EBITDA: Earnings before interest, taxation, depreciation and amortisation.

[d]	Before pension deficit payment of £525m but after the cash costs of the BT Global Services restructuring. See page 7 for definition.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010     3

Chairman’s message
Welcome to our Summary financial statement & notice of meeting.
Our AGM will be held at the BT Convention Centre, Liverpool on Thursday, 22 July. I am looking forward to seeing many of you there once again this year.
Dear Shareholder
As we promised, 2010 has been a year for delivery. After the challenges of the last financial year, we focused our efforts on starting to improve BT Global Services’ performance and reducing our cost base so that we could emerge stronger from recession. While the economy is still challenging, I am delighted to say our determination has paid off and we have delivered results ahead of our original expectations for the year.
Dividends
Last year, we said we wanted to rebase the dividend to a level which we were confident was sustainable and from which it could grow. The Board is committed to delivering progressive dividends, while balancing the need to invest in the business, support the pension fund and reduce our net debt. Given our good performance in terms of free cash flow generation this year, the Board is proposing a final dividend of 4.6p, making a total of 6.9p for the full year. This represents 6% growth over last year, in line with our indication of around a 5% increase.
Pension fund
In February, we announced that BT had reached agreement with the Trustee of the BT Pension Scheme on the triennial funding valuation of the pension scheme and a recovery plan for the £9bn deficit. I was disappointed, given the significant amount of work done by the Trustee and the prudent assumptions we had agreed, that the Pensions Regulator had substantial concerns with certain features of the agreement. We and the Trustee continue to work with the Pensions Regulator to progress this matter. Since the valuation date the scheme’s investments have increased in value by £4bn.
Regulation
In the current economic environment, it is imperative that we avoid protectionism and establish a truly level playing field for businesses. We continue to work with governments and regulators in the UK, the EU and around the world for open and fair wholesale access to telecoms networks, whether fixed or mobile, and to premium pay TV content to drive competition and avoid inequalities and excessive pricing in the broadband market. Our own access network is open to all-comers on an equivalent basis and it is because of this that the UK has one of the most competitive and vibrant telecoms markets. This benefits everyone, be they our competitors or our customers. We seek consistency and ask only in other markets what we offer in the UK market.
Environment and the community
We are proud to be involved with the London 2012 Olympic and Paralympic Games and see this as an opportunity to contribute to a great event not just for London but for the whole of the UK and the rest of the world. In keeping with our tradition of helping others, BT people will be volunteering and contributing to the Games and our network will provide a lasting legacy beyond.
     We firmly believe in investing in young people and I am delighted that BT is stepping up its commitment to the Modern Apprenticeship scheme.
     BT is committed to a sustainable environment and has set one of the most aggressive corporate carbon reduction targets in the world. We have made considerable progress, reducing the carbon intensity of our global business by 54% compared with our 1997 baseline. By 2020 we aim to have reduced our emissions by 80%.
4     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010

Key points for 2010

Full year results ahead of our outlook for the year

Revenue down 2%

Total underlying costs[a] reduced by £1,752m, down 9%

Capital expenditure reduced by £555m to £2,533m

Free cash flow[b] of £1,933m, an improvement of £1,196m

Net debt[c] reduced by over £1bn

Proposed final dividend of 4.6p per share, giving 6.9p for the full year

[a]	Underlying operating costs and capital expenditure, before specific items, leaver costs, depreciation and amortisation and other operating income, excluding BT Global Services contract and financial review charges in 2009.

[b]	Before pension deficit payment of £525m but after the cash costs of the BT Global Services restructuring.

[c]	Net debt is defined on page 56 of the 2010 Annual Report.
Your Board and voting at the AGM
Maarten van den Bergh retired from the Board, after almost nine years’ distinguished service, at the conclusion of the Annual General Meeting in July 2009 and was succeeded as Senior Independent Director by Patricia Hewitt. Hanif Lalani, who was Chief Executive of BT Global Services, stepped down from the Board on 7 January, 2010 after 26 years with BT and Deborah Lathen stepped down from the Board on 31 January 2010, at the end of her three year term. I am sure you will wish to join me in thanking each of them for their contribution.
     One of the directors proposed for re-election this year is an independent non-executive director, Carl Symon. I am pleased to confirm to shareholders that, following formal performance evaluation and rigorous review, we continue to regard Carl as a very effective non-executive director. He demonstrates the highest commitment to the role and makes a valuable contribution to Board deliberations.
     Since the last AGM, Tony Ball has joined the Board. He brings with him great experience of the international telecommunications and broadcasting industries. He has held senior executive positions in the US and Europe, including the UK where he was chief executive of BSkyB.
     Directors appointed since the last AGM have to retire at this meeting. As a result Tony Ball will automatically retire at the AGM and will be proposed for election.
     The biographies of those directors seeking election or re-election are set out in the Notice of Meeting, which is at the end of this document.
     We are also asking you to pass a resolution to allow general meetings (but not an AGM) to be held by giving 14 days’ notice. We would not anticipate using this, other than in exceptional circumstances, and would expect whenever possible to give 21 days’ notice of general meetings.
     Your vote is important to the good governance of your Company. If you are not going to be at the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed proxy form to our Registrars, Equiniti.
     You can find an online audio version of this document at www.bt.com/annualreport You will also find there an online version of our Annual Report & Form 20-F, our full statutory accounts, and Forward, our online shareholder magazine.
The future
The year ahead will have its challenges as the world economy struggles to recover from the long recession. No-one knows when, or by how much, conditions will improve. However, we believe we can drive efficiency, provide even better customer service and deliver a better future for all our stakeholders.
Sir Michael Rake
Chairman
12 May 2010
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010     5

Summary financial statement
Summary group income statement
for the year ended 31 March

	Before specific items	Specific items[a]	Total	Total[b]
	2010	2010	2010	2009
	£m	£m	£m	£m

Revenue	20,911	(52)	20,859	21,390

Operating profit	2,600	(477)	2,123	301
Net finance expense	(1,169)	11	(1,158)	(620)
Share of post tax profit of associates and joint ventures	25	29	54	75
Loss on disposal of associate	–	(12)	(12)	–

Profit (loss) before taxation	1,456	(449)	1,007	(244)
Taxation	(320)	342	22	53

Profit (loss) for the year	1,136	(107)	1,029	(191)

Earnings (loss) per share			13.3p	(2.5)p
Adjusted earnings per share			17.3p	14.1p

Proposed dividends per share			6.9p	6.5p

[a]	Specific items comprise items that are considered to be significant one-off or unusual items such as restructuring costs, asset impairments and disposals of businesses and investments. Separate identification of these items is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items in 2010 and 2009 are shown in the table below.

[b]	Restated for the adoption of the amendment to IFRS2 ‘Share-based payment – vesting conditions and cancellations’. Includes BT Global Services contract and financial review charges of £1,639m before taxation.

Dividends paid in the year were £263m (2009: £1,222m). Dividends proposed were 6.9p per share (2009: 6.5p) which amounts to approximately £534m (2009: £503m). £1,028m (2009: loss of £193m) of the profit for the year of £1,029m (2009: loss of £191m) is attributable to equity shareholders of the parent. A profit of £1m (2009: £2m) is attributable to minority interests.
Specific items

	2010	2009
	£m	£m

Regulatory settlement-revenue	52	–

(Profit) loss on disposal of a business	(2)	13
BT Global Services restructuring charges	301	280
Property rationalisation costs	121	–
Costs associated with settlement of open tax years	5	–
Restructuring costs – group transformation and reorganisation activities	–	65
21CN asset impairment and related charges	–	50

Net specific operating costs	425	408
Interest on settlement of open tax years	(11)	–
Impact of renegotiated supply contracts on associate	(29)	–
Loss on disposal of associate	12	–
Reassessment of carrying value of associate	–	(36)

Net specific items charge before tax	449	372
Tax credit in respect of settlement of open tax years	(230)	–
Tax credit on specific items above	(112)	(43)

Net specific items charge after tax	107	329

6     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010

Summary group cash flow statement
for the year ended 31 March

	2010	2009
	£m	£m

Net cash inflow from operating activities	4,825	4,706
Net cash outflow from investing activities	(2,775)	(2,954)
Net cash used in financing activities	(1,714)	(1,865)
Effect of exchange rate changes	(7)	54

Net increase (decrease) in cash and cash equivalents	329	(59)
Cash and cash equivalents at the start of the year	1,115	1,174

Cash and cash equivalents at the end of the year	1,444	1,115

Free cash flow[a]

Net cash inflow from operating activities	4,825	4,706
Add back pension deficit payment	525	–
Net purchase of property, plant and equipment	(2,480)	(3,038)
Dividends received from associates and joint ventures	3	6
Net interest paid	(940)	(937)

Free cash flow	1,933	737

[a]
Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except net interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments and excluding pension deficit payments.

Summary group balance sheet
at 31 March

	2010	2009[a]
	£m	£m

Property, plant and equipment	14,856	15,405

Other non current assets	7,539	7,942
Current assets	6,285	5,927
Current liabilities	(10,420)	(9,068)

	18,260	20,206

Non current liabilities	20,886	20,037
Parent shareholders’ (deficit) equity	(2,650)	142
Minority interests	24	27

	18,260	20,206

[a]	Restated for the adoption of the amendment to IAS 1 (revised) ‘Presentation of Financial Statements’.
This summary financial statement was approved by the Board of Directors on 12 May 2010 and was signed on its behalf by:

Sir Michael Rake	Ian Livingston	Tony Chanmugam
Chairman	Chief Executive	Group Finance Director

BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010     7

Directors’ report
Board of Directors
Chairman: Sir Michael Rake
Executive directors: Ian Livingston, Chief Executive, Tony Chanmugam, Group Finance Director, Gavin Patterson, Chief Executive, BT Retail.
Non-executive directors: Tony Ball, Clayton Brendish, J Eric Daniels, Rt Hon Patricia Hewitt (Senior Independent Director), Phil Hodkinson and Carl G Symon.
     Your Board is committed to operating in accordance with best practice in business integrity and to maintaining the highest standards of financial reporting, corporate governance and ethics. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2008 Combined Code on Corporate Governance and applied the main principles of that Code.
Summary report on directors’ remuneration
This is a summary of the full Report on directors’ remuneration in the Annual Report, a copy of which is available on request or at www.bt.com/annual report The full report will be voted on at the 2010 Annual General Meeting.
     The Remuneration Committee agrees the framework for the remuneration of the Chairman, executive directors and certain senior executives. It also approves changes in the company’s executive share plans, recommends to the Board any changes which require shareholder approval and oversees their operation.
     The policy for executive pay is for base salaries to be below the median of our comparator group, with the remuneration package as a whole (basic salary, annual bonus – in cash and deferred shares – and the value of any long-term incentives) having the potential to deliver upper quartile rewards only for sustained and excellent performance. Executive benefits packages for 2010/11 comprise a mix of basic salary and performance-related remuneration.
     The notice of termination for the Chairman’s and executive directors’ contracts is 12 months by BT and six months by the director. Non-executive directors have three year letters of appointment terminable on three months’ notice.

	Chief Executive	Executive
directors
Base salary	This is reviewed annually by the Remuneration Committee. After no increase in 2009/10, salaries will increase in 2010/11 to align with the market.
Annual bonus	Target 125% salary; max 200% salary	Target 100% salary; max 150% salary
Deferred bonus (in shares)*	1 x cash bonus	75% of cash bonus
Incentive shares**	2.5 x salary	2 x salary

*	The shares vest after three years and act as both an incentive and a retention measure.

**	Since 2009, awards vest only if two pre-determined performance targets have been achieved: 50% is linked to a TSR measure as it links reward with BT performance against other major companies, and 50% is linked to a three year cumulative cash flow measure reflecting the importance of cash generation.
8     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010

Directors’ remuneration
The total remuneration paid to the Board in the year was £7,071,000 (2009: £8,489,000). The emoluments of the Chairman and executive directors for 2009/10 and the benefits received under the long-term incentive plans were, in summary, as follows:

		Pension,
	Total	allowance
	salary	net of					Deferred Bonus Plan[2]
	and	pension		Annual	Total	Total
	benefits	contribution	[1]	bonus	2010	2009	2010	2009
	£000	£000		£000	£000	£000	£000	£000

Sir Michael Rake	670	–		–	670	630	–	–
I Livingston	889	10		1,206	2,105	1,174	1,206	343
T Chanmugam[3]	503	143		463	1,109	275	346	77
G Patterson	546	100		487	1,133	698	365	121
H Lalani[4]	487	176		503	1,166	805	–	–
F Barrault[5]	–	–		–	–	1,257	–	–
B Verwaayen[6]	–	–		–	–	577	–	–

	3,095	429		2,659	6,183	5,416	1,917	541

Termination payments
H Lalani[7]					131	–
F Barrault[8]					10	1,599
B Verwaayen					–	700

					6,324	7,715

[1]	Pension allowance paid in cash – see Pensions below.

[2]	Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.

[3]	Tony Chanmugam was granted a retention cash award in early 2008 prior to his appointment as a director. He will receive a payment of £315,000 in May 2010.

[4]	Hanif Lalani resigned as a director on 7 January 2010 and left BT on 31 March 2010.

[5]	François Barrault resigned as a director on 30 October 2008 and left the company on 30 November 2008.

[6]	Ben Verwaayen retired as a director on 30 June 2008.

[7]	Hanif Lalani’s contract was terminated on 11 January 2010. In accordance with his contract, his salary of £585,000 per annum and the value of all the benefits to which he is entitled, amounting to £195,000 per annum, will continue to be provided until the earlier of nine months from 31 March 2010 or his obtaining full-time employment.

[8]	François Barrault continued to receive medical insurance until 30 November 2009, in accordance with the terms of his contract.
There were no gains on the exercise of share options in 2010 (2009 – Nil). The value of shares which vested under BT’s executive share plans in 2010 was £656,000 (2009 – £5,091,000).
Non-executive directors
Total payments to non-executive directors during the year were £747,000 (2009 – £774,000). At 1 April 2010, there were 6 non-executive directors. Non-executive directors receive an annual fee of £60,000. There is an additional fee for membership of a Board committee of £5,000 per year and a further £5,000 for chairing a committee, with the exception of the Audit Committee, for which the membership fee is £10,000 and the additional chairmanship fee is £15,000. In addition, the membership fee for the Remuneration Committee is £10,000 and the additional chairmanship fee is £10,000.
Pensions
Sir Michael Rake and Ian Livingston are not members of any of the Company pension schemes. The Company paid £245,000 into a personal plan plus a cash payment of £10,000 as the balance of his pension allowance for Ian Livingston. Tony Chanmugam and Hanif Lalani, are members of the BT Pension Scheme but have both opted out of future pensionable service accrual. Tony Chanmugam received a cash payment of £142,500 and Hanif Lalani received a cash payment of £175,500. Gavin Patterson received a cash payment of £100,000 and £50,000 was paid into the BT Retirement Saving Scheme.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010     9

Auditors’ statement
Independent auditors’ statement to the members of BT Group plc
We have examined the Summary financial statement which comprises the Summary group income statement, Summary group cash flow statement and Summary group balance sheet as set out on pages 6 to 7 and the Summary report on directors’ remuneration as set out on pages 8 to 9.
Respective responsibilities of directors and auditors
The directors are responsible for preparing the BT Group plc Summary financial statement & notice of meeting in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the BT Group plc Summary financial statement & notice of meeting with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration and its compliance with the relevant requirements of section 428 of the Companies Act 2006 and the regulations made thereunder. We also read the other information contained in the BT Group plc Summary financial statement & notice of meeting and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement. The other information comprises only the Financial summary, the Chairman’s message and the other items listed on the contents page. This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with section 428 of the Companies Act 2006 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion
We conducted our work in accordance with Bulletin 2008/3 issued by the Auditing Practices Board. Our reports on the Company’s full annual financial statements describe the basis of our audit opinions on those financial statements, the Report of the directors and the Report on directors’ remuneration.
Opinion
In our opinion the Summary financial statement is consistent with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration of BT Group plc for the year ended 31 March 2010 and complies with the applicable requirements of section 428 of the Companies Act 2006, and the regulations made thereunder.
PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, London, United Kingdom
12 May 2010

Important note
 This Summary financial statement is only a summary of the information contained in BT’s consolidated financial statements, Report of the directors and Report on directors’ remuneration as set out in the BT Group plc Annual Report & Form 20-F 2010 (‘Annual Report’). It contains additional information derived from the Report of the directors in the Annual Report, and does not contain the full text of that Report of the directors. It does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the Company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the Annual Report.
A copy of the Annual Report can be viewed online at www.bt.com/annualreport Shareholders may obtain a copy of the full Annual Report for 2010 and future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (if overseas on +44 121 415 7178) or by e-mailing bt@equiniti.com The auditors’ report on the Annual Report for the year ended 31 March 2010 was unqualified and does not contain any statement under section 498(2) (accounting records or returns inadequate or accounts or directors’ remuneration report not agreeing with records or returns) or section 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006 and the auditors’ statement in that Annual Report under section 496 (whether directors’ report is consistent with accounts) of that Act was unqualified.
Forward-looking statements – caution advised
 Please see the cautionary statement about forward-looking statements on page 156 in the 2010 Annual Report, available as described in the previous note.
Takeover Directive disclosure
 As a result of the EU Takeover Directive, we have to make additional disclosures in the Annual Report (please see page 79). There we set out where this information can be found elsewhere in the Annual Report (eg the structure of BT’s share capital, including rights and obligations attaching to the shares) or provide details on the matters not covered elsewhere, including:
•	BT has two employee share ownership trusts, the trustees of which have specified duties in respect of voting and takeover bids;

•	the powers of the directors are determined by UK law and the articles of association;

•	BT is not party to any significant agreements that take effect, alter or terminate on a takeover; and

•	there are no provisions in director agreements or standard employee contracts for compensation that are triggered on a takeover.
10     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010

Notice of meeting
The 2010 Annual General Meeting (‘AGM’) of BT Group plc will be held at the BT Convention Centre, ACC Liverpool, Kings Dock, Liverpool Waterfront, Liverpool, L3 4FP at 11am on Thursday 22 July 2010 to consider the following:
Ordinary business
Resolutions 1 to 9 will be proposed as ordinary resolutions.
Resolution 1

That the accounts and reports of the directors and the auditors for the year ended 31 March 2010 be received.
By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.
Resolution 2
That the directors’ remuneration report for the year ended 31 March 2010 be approved.
The directors have to ask shareholders to vote on the Report on directors’ remuneration. It is summarised on pages 8 and 9 of this document. You can find it in full, in the Annual Report, at www.bt.com/annualreport
Resolution 3
That the final dividend of 4.6 pence per share recommended by the directors be declared to be payable on 6 September 2010 to holders of ordinary shares registered at the close of business on 13 August 2010.
The final dividend declared cannot exceed the amount recommended by the directors.
Resolutions 4 to 7 – Directors
To comply with our articles of association (‘Articles’) and the guidelines of the Association of British Insurers (‘ABI’), Sir Michael Rake, Ian Livingston and Carl Symon will retire at this year’s AGM and are proposed for re-election. The Articles also require any director appointed by the Board to retire at the AGM following appointment, which applies to Tony Ball, who joined the Board on 16 July 2009.
Resolution 4
That Sir Michael Rake be re-elected as a director.
Sir Michael was appointed to the Board as Chairman on 26 September 2007. He also chairs the Nominating Committee and the Committee for Responsible and Sustainable Business. He was formerly chairman of KPMG International from 2002 to 2007, and previously held other roles in KPMG from 1972.
     He is chairman of the UK Commission for Employment and Skills and easyJet, and a non-executive director of Barclays, where he chairs the Audit Committee, McGraw Hill and the Financial Reporting Council. Sir Michael’s appointments include vice-president of the RNIB, membership of the board of the TransAtlantic Business Dialogue, the CBI International Advisory Board and the National Security Forum. A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession. Aged 62.
Resolution 5
That Ian Livingston be re-elected as a director.
Ian Livingston was appointed as Chief Executive on 1 June 2008. He chairs the Operating Committee. He was formerly Chief Executive of BT Retail from 7 February 2005 and Group Finance Director from April 2002. Prior to joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He is a non-executive director of Celtic. He is a Chartered Accountant. Aged 45.
Resolution 6
That Carl Symon be re-elected as a director.
Carl Symon was appointed to the Board on 14 January 2002, and appointed chairman of the Equality of Access Board when it became operational on 1 November 2005. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the US, Canada, Latin America, Asia and Europe. Carl is a non-executive director of BAE Systems and Rexam. He was formerly chairman of the HMV Group and a non-executive director of Rolls-Royce. A US national, he is aged 64.
Resolution 7
That Anthony Ball be elected as a director.
Tony Ball was appointed to the Board on 16 July 2009. He has held senior executive positions in broadcasting and telecommunications businesses in the UK, US and continental Europe. Between 1999 and 2003 he was chief executive of BSkyB. He is chairman of the supervisory board of Kabel Deutschland, the German cable operator. He is also a board member of the Olympic Delivery Authority for the 2012 London Olympic Games and a non-executive director of the Spanish cable company ONO. Aged 54.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010     11

NOTICE OF MEETING
Resolution 8
That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.
Resolution 9
That the directors be authorised to decide the auditors’ remuneration.
This resolution follows standard practice.
Special Business
The following resolution will be proposed as an ordinary resolution.
Resolution 10
That:
(a)	the authority and power conferred on the directors in relation to the Section 551 Amount by Article 71 of the Company’s articles of association (‘Articles’) be renewed until the end of the next Annual General Meeting (‘AGM’) and for that period the Section 551 Amount will be £127 million; and

(b)	the directors be authorised generally and without conditions under section 551 of the Companies Act 2006 (‘2006 Act’) to allot shares and to grant rights to subscribe for or to convert any security into shares in the Company up to a further nominal amount of £127 million in connection with a rights issue. This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.
These authorities supersede any previous ones under section 551 of the 2006 Act, and ‘rights issue’ is as defined in Article 71 of the Company’s Articles.
The Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £127 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice. Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £127 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) as at the date of this Notice. If the directors use the authority conferred by paragraph (b), then in line with the guidelines issued by the ABI, they will retire at the next succeeding AGM and be required to seek re-election.
     These authorities will lapse at the end of the AGM in 2011. See the notes to Resolution 12 for more information on treasury shares.
The following three resolutions will be proposed as special resolutions.
Resolution 11
That subject to the passing of Resolution 10:
(a)	the authority and power conferred on the directors by Article 71 of the Company’s Articles be renewed for the period referred to in that Resolution and for that period the Section 561 Amount will be £20 million; and

(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 10 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the Company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.
In this Resolution words defined in Resolution 10 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.
This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (including treasury shares) at the date of this Notice, approximately 407 million shares; and in connection with a rights issue.
     There are no current plans to undertake a rights issue or to allot shares except in connection with the Company’s employee share plans. Resolutions 10 and 11 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital.
12     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010

Resolution 12
That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company, subject to the following conditions:
(a)	the maximum number of shares which may be purchased is 775 million shares;

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:
(i)	105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii)	the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the Company on the trading venues where the purchase is carried out; and
(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.
This resolution renews the Company’s authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 775 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally.
     Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.
     The on-market programme of buying back BT shares, starting in November 2003, was suspended with effect from 31 July 2008.
     At 12 May 2010, 244 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 397 million treasury shares which is equal to 5.1% of the issued share capital (excluding treasury shares) in issue at that date.
     The Company’s current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company. The authority will lapse at the end of the AGM in 2011.
     At 12 May 2010, there were options outstanding over 572 million shares (of which options over 534 million shares were in respect of options granted under the savings related share option plans), representing 7.4% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 8.2% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.
Resolution 13
That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.
We are proposing this resolution because of the EU Shareholder Rights Directive (‘Directive’). The Directive requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. The resolution means we would give you two weeks or more notice of a general meeting. It will only be effective until our next AGM, when we may propose a similar one. It is expected that the authority would be used only in exceptional circumstances.
The following resolution will be proposed as an ordinary resolution.
Resolution 14
That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:
(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2010 AGM and ending at the end of the day on which the 2011 AGM is held.
The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company which make an important contribution to their
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010     13

NOTICE OF MEETING
understanding of BT. These activities have been carried out on an even-handed basis, related broadly to the major political parties’ electoral strength. The authority we are requesting in this resolution is not designed to change the above policy, but will ensure that the group continues to act within the provisions of the 2006 Act.
     During the 2010 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent £14,952 on activities related to last year’s resolution.
Register of Members and proxies
Only shareholders on the Register of Members at 6.00pm on 20 July 2010 are entitled to attend and vote at the AGM. As a shareholder entitled to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by you as a shareholder at 6.00pm on 20 July 2010 will decide the number of votes that you may cast. Changes after that time will be disregarded.
     A form of proxy accompanies this notice of meeting.
Nominated Persons
Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ below.
     You may nevertheless have a right under an agreement between you and a shareholder of the Company who has nominated you (‘Relevant Shareholder’) to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.
     If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.
Shareholders’ Rights
Shareholders at the AGM have the right to ask questions relating to its business. The Chairman need not answer if, for example, it would involve disclosing confidential information, is undesirable in BT’s interests or the good order of the AGM, or the answer is on our website.
     If enough shareholders act together to make requests under sections 527 and 528 of the Companies Act 2006 (all references are to this Act), BT may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditor ceasing to hold office. BT cannot make shareholders, requesting this, pay its expenses in complying with these sections. It has to forward the statement to its auditor before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.
     Shareholders meeting the threshold and time limit set out in sections 338 and 338A can make the Company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.
Shares
The total number of issued and fully paid ordinary shares of 5p each at 12 May 2010, the latest practicable (business) date before the publication of this document, was 8,151,227,029, carrying one vote each. The total number of voting rights in the Company at that date was 7,753,914,080 (excluding treasury shares).
By order of the Board
Andrew Parker
Secretary
81 Newgate Street
London EC1A 7AJ

12 May 2010
Documents
Copies of all service contracts and contracts of appointment between the directors and the Company are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays). They will also be available for inspection at the AGM venue from 10.00am on the day of the meeting until the end of the meeting.
     Your directors believe that the proposals in resolutions 1 to 14 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.
14     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010

AGM information
If you are on the BT Group Register of Members at 6.00pm on 20 July 2010: you have the right to attend, speak and vote at the AGM; and if you are not attending the meeting, you may appoint someone else as your proxy or proxies to attend the meeting, speak, and/or vote on your behalf by post, fax, over the internet or by telephone. The number of shares you hold at the above register deadline will decide how many votes you or your proxy(ies) will have on a poll. For more information about appointing a proxy, please read the notes on the enclosed Proxy Card.
     This year votes on all matters except procedural issues will be taken on a poll.
Time and place of meeting
Time – 11.00am on 22 July 2010. Doors open at 10.00am to the shareholder helpdesk, for questions and queries and to the reception area which will include a display of BT’s services.
Place – BT Convention Centre, ACC Liverpool, Kings Dock, Liverpool Waterfront, Liverpool, L3 4FP.
Because the venue is relatively new, some satellite navigation devices may not recognise the address, in which case try using the postcode L3 4BX, with the following co-ordinates – LAT: 53.396007 LONG: 2.99118
     You can find further information about the venue at: www.accliverpool.com
Please note that those attending will not be permitted to hand out leaflets or pamphlets in the venue.
     For security reasons and to speed up admission, it would be helpful if you did not bring suitcases, large bags, a camera, laptop computer or tape recorder. If you do, you may be asked to deposit them in a secure property store for collection after the meeting.
     Refreshments will not be served during the meeting.
Shareholders with disabilities
The following facilities will be available: sound amplification; induction loop; and sign language interpretation. The venue is wheelchair accessible. Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.
     There is accessible parking in the ACC car park adjacent to the venue, although it is not free for Blue Badge holders. There is a drop-off point on the river side of the venue. There are designated spaces for wheelchair users in the auditorium.
     If you have any questions about access requirements, please e-mail the venue customer service manager at: feedback@accliverpool.com
Questions
Shareholders will have the opportunity to ask questions before voting on a poll. If you wish to ask a question, please make your way to a question registration point where someone will help you.
If you are coming to the AGM
If you will be attending our AGM please can you call our Shareholder Helpline in advance on Freefone 0808 100 4141, (+44 121 415 7178 from outside the UK) or e-mail bt@equiniti.com using a subject header of ‘BT AGM 2010’, and quoting your shareholder reference number. We will send you details of how to get there.
Joint shareholders
If you are joint shareholders, all of you can attend and speak at the meeting. However, you will be entitled to vote there only if you are the first shareholder listed on the Register of Members.

If you are not coming to the meeting
Webcast
@ The statements by the Chairman, Sir Michael Rake, and our Chief Executive, Ian Livingston, will be broadcast live on the internet at www.bt.com/btagm2010
   Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software. After the AGM you will be able to view a recording of the statements.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2010     15

Contact BT
Telephone
Shareholder Helpline – for general enquiries call:
Freefone 0808 100 4141
(+44 121 415 7178 from outside the UK)
Textphone 0800 169 6907
(+44 121 415 7028 from outside the UK).
E-mail
bt@equiniti.com (this is the only e-mail address you can use for the purpose of contacting BT about general queries to do with the AGM).
Post
(please include a daytime telephone number) Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA
Useful links
The Annual Report for 2010, together with this Summary financial statement & notice of meeting, which contains other information required by section 311A of the Companies Act 2006, is available on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report for 2010 and future years, free of charge, by getting in touch with us (see Contact BT). You may also find the following links useful:
Sign up for on-line communication www.bt.com/signup

On-line shopping with BT www.shop.bt.com www.bt.com/shareholderdeal

BT’s shareholder magazine, Forward www.bt.com/forward

BT’s Sustainability report www.btplc.com/societyandenvironment

Information for shareholders www.btplc.com/sharesandperformance/shareholders

BT news and media www.btplc.com/news

About BT www.btplc.com/thegroup

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Printed in England by Pindar plc. Printed on Revive 50:50 Silk, which is produced using 50% recovered waste fibre and 50% virgin wood fibre. All pulps used are elemental chlorine free (ECF).
Data Protection Statement
The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf.
www.bt.com
PHME 59913

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